NORDLICHT & HAND
COUNSELLORS AT LAW

300 PARK AVENUE
NEW YORK, N.Y. 10022
TELEPHONE (212) 421-6500
FAX (212) 421-0499

800 WESTCHESTER AVENUE
RYE BROOK, N.Y. 10573
TELEPHONE (914) 468-7600
FAX (914) 468-7608

07026526

September 12, 2007

**BY FEDERAL EXPRESS**

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F St., NE
Washington, D.C. 20549
U.S.A.

SUPPL

**Re: H. Lundbeck A/S**
**SEC File No. 82-4973**

**Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Dear Mr. Dudek:

Reference is hereby made to the letter dated June 14, 1999 (the "Application Letter") provided to the Securities and Exchange Commission (the "Commission") by Davis Polk and Wardell on behalf of H. Lundbeck A/S, a company incorporated under the laws of Denmark (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. The Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site and through an electronic information delivery system generally available to the public in its primary trading market, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly

dlw 9/18

after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is www.lundbeck.com. The Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact the undersigned at (914) 468-7600.

Very truly yours,

Brian M. Hand

cc: Teresa Zoe Langgard

END